UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
March 25, 2019

TIER REIT, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	001-37512	68-0509956
(State or Other Jurisdiction of Incorporation of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5950 Sherry Lane, Suite 700,

Dallas, Texas

(Address of Principal Executive Offices)

75225

(Zip Code)

Registrant’s telephone number, including area code: (972) 483-2400

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2.):

☒       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐        Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐        Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐        Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01                                           Entry into a Material Definitive Agreement.

On March 25, 2019, TIER REIT, Inc., a Maryland corporation (“TIER”), Cousins Properties Incorporated, a Georgia corporation (“Cousins”), and Murphy Subsidiary Holdings Corporation, a Maryland corporation and wholly owned subsidiary of Cousins (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which TIER will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Cousins.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of TIER common stock, par value $0.0001 per share (“TIER Common Stock”), issued and outstanding immediately prior to the Effective Time (other than TIER Common Stock owned directly by TIER, Cousins or Merger Sub) will be converted into the right to receive 2.98 newly issued shares of Cousins’ common stock, par value $1.00 per share (“Cousins Common Stock”), together with cash in lieu of fractional shares, without interest, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

As of immediately prior to the Effective Time, each outstanding award of restricted shares and restricted stock units in respect of TIER Common Stock will become fully vested in accordance with their terms and will otherwise be treated in the same manner as any other share of TIER Common Stock at the Effective Time. Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, with respect to each outstanding award of performance-based restricted stock units in respect of TIER Common Stock, performance will be determined to be achieved as set forth under the applicable award agreement.

The respective boards of directors of TIER and Cousins have unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. The TIER board of directors has unanimously agreed to recommend that the stockholders of TIER approve the Merger (the “TIER Stockholder Approval”). In addition, the Cousins board of directors has unanimously agreed to recommend that the stockholders of Cousins approve the issuance of Cousins Common Stock in connection with the Merger (the “Cousins Stock Issuance Approval”).

At the closing of the Merger, two members of the TIER board of directors, consisting of Scott W. Fordham and one independent director on the TIER board of directors to be mutually agreed by the parties, will be appointed to the Cousins board of directors.

The closing of the Merger is subject to satisfaction or waiver of certain conditions, including: (1) the receipt of the TIER Stockholder Approval; (2) the receipt of the Cousins Stock Issuance Approval; (3) approval for listing on the New York Stock Exchange of the Cousins Common Stock to be issued in the Merger; (4) absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Merger; (5) accuracy of each party’s representations and warranties, subject in most cases to materiality or material adverse effect qualifications; (6)

material compliance with each party’s covenants; (7) receipt by each of TIER and Cousins of an opinion to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; (8) receipt by each of TIER and Cousins of an opinion as to the qualification of Cousins and TIER, respectively, as a real estate investment trust (“REIT”) under the Code; and (9) effectiveness of the registration statement that will contain the joint proxy statement/prospectus sent to TIER and Cousins stockholders.

The Merger Agreement contains customary representations and warranties by each party. TIER and Cousins have also agreed to various customary covenants and agreements, including, among others, to conduct their business in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the Effective Time and to maintain REIT status. TIER and Cousins have also agreed that, prior to the Effective Time, the parties will coordinate record and payment dates for all pre-closing dividends.

Specifically, TIER cannot take certain specified actions without Cousins’ prior written consent (not to be unreasonably withheld, delayed or conditioned), including, among other things (subject to certain exceptions) (a) paying any dividends (other than regular quarterly dividends) or issuing any stock, (b) making any loans or incurring any indebtedness, (c) settling certain litigation, (d) making capital expenditures not in accordance with TIER’s capital expenditure plan, or (e) taking any action, or failing to take any action, that would reasonably be expected to cause (i) TIER or any TIER subsidiary to fail to qualify as a REIT or (ii) any TIER subsidiary to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or a qualified REIT subsidiary or a taxable REIT subsidiary.

TIER has agreed not to (a) solicit proposals relating to certain alternative transactions, (b) enter into discussions or negotiations or provide non-public information in connection with any proposal for an alternative transaction from a third party or (c) approve or enter into any agreements providing for any such alternative transaction, subject to certain exceptions to permit members of the TIER Board to comply with their duties as directors under applicable law. Notwithstanding these “no-shop” restrictions, prior to obtaining the TIER stockholder approval, under specified circumstances, the TIER Board may change its recommendation of the transaction, and TIER may also terminate the Merger Agreement to accept a superior proposal upon payment of the termination fee described below.

The Merger Agreement contains certain termination rights for TIER and Cousins.  The Merger Agreement can be terminated by mutual written consent, or by either party (1) if there is a final, non-appealable order, decree or ruling permanently enjoining or otherwise prohibiting the consummation of the Merger; (2) if the Merger has not been consummated by October 31, 2019; (3) if TIER’s stockholders fail to approve the Merger or Cousins’ stockholders fail to approve the Cousins Stock Issuance Approval; or (4) if the other party has breached its representations, warranties or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period. In addition, TIER may terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (subject to compliance with certain terms and conditions included in the Merger Agreement) and the Company may terminate the Merger Agreement if the TIER board of directors changes its recommendation with respect to the Merger, or upon a willful breach by TIER of its obligations not to solicit alternative transaction proposals.

If the Merger Agreement is terminated because (1) the TIER board of directors changes its recommendation in respect of the Merger; (2) TIER terminates the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal; (3) TIER willfully breaches the no shop covenant or (4) TIER consummates or enters into an agreement for an alternative transaction within twelve months following termination under certain circumstances, TIER must pay a termination fee of the lesser of $45,500,000 or the maximum amount that could be paid to Cousins without causing it to fail to meet the REIT requirements for such year.  Any unpaid amount of the termination fee payable by TIER will be escrowed and paid out over a five-year period.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, attached hereto as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement and the above description have been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about TIER or its subsidiaries or affiliates. The representations and warranties contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made by the parties), may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries to the representations and warranties contained in the Merger Agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in TIER’s public disclosures.

Cautionary Statement Regarding Forward-Looking Information

In addition to historical information, this Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which TIER and Cousins operate and beliefs of and assumptions made by TIER management and Cousins management, involve uncertainties that could significantly affect the financial or operating results of TIER, Cousins or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving TIER and Cousins, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transaction to stockholders, employees, tenants and other constituents of the combined company, rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) the potential liability for a failure to meet regulatory requirements, including the maintenance of real estate investment trust status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction, (x) the ability to successfully integrate our operations and employees following the closing of the transaction, (xi) material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities, (xii) potential changes to tax legislation, (xiii) adverse changes in financial condition of joint venture partner(s) or major tenants, (xiv) risks associated with the acquisition, development, expansion, leasing and management of properties, (xv) the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with tenants, employees and customers, (xvi) the unfavorable outcome of any legal proceedings that have been or may be instituted against TIER or Cousins, (xvii) significant costs related to uninsured losses, condemnation, or environmental issues, (xviii) the ability to retain key personnel, (xix) the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction, and (xx) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by TIER and Cousins from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of TIER and Cousins disclaims any duty to update any forward-looking statements contained in this Current Report on Form 8-K or to otherwise update any of the above-referenced factors.

Important Additional Information and Where to Find It

This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed merger, Cousins will file with the SEC a registration statement on Form S-4 to register the shares of Cousins Common Stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of Cousins and TIER seeking their approval of their respective transaction-related proposals.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COUSINS, TIER AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Cousins at its website, www.cousins.com, or from TIER at its website, www.tierreit.com.  Documents filed with the SEC by Cousins will be available free of charge by accessing Cousins’ website at www.cousins.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Cousins at 3344 Peachtree Road NE, Suite 1800, Atlanta, GA 30326, and documents filed with the SEC by TIER will be available free of charge by accessing TIER’s website at www.tierreit.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to TIER at 5950 Sherry Lane, Suite 700, Dallas, Texas 75225.

PARTICIPANTS IN THE SOLICITATION

Cousins and TIER and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of TIER and Cousins in respect of the proposed transaction under the rules of the SEC. Information about TIER’s directors and executive officers is available in TIER’s proxy statement dated April 9, 2018 for its 2018 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Information about Cousins’ directors and executive officers is available in Cousins’ proxy statement dated March 14, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from TIER or Cousins using the sources indicated above.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01              Financial Statements and Exhibits.

(d)           Exhibits.

Exhibit Number	Description

2.1

Agreement and Plan of Merger, dated as of March 25, 2019, by and among Cousins Properties Incorporated, Murphy Subsidiary Holdings Corporation and TIER REIT, Inc. (Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. TIER agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIER REIT, INC.

Date: March 25, 2019	/s/ Telisa Webb Schelin
Telisa Webb Schelin
Chief Legal Officer, Executive Vice President and Secretary